UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PepsiCo 401(k) Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 24, 2010

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Net Assets Available for Benefits

as of December 31, 2009 and 2008

(dollars in thousands)

	2009	2008
Assets
Investments at fair value:
Plan interest in the PepsiCo Long Term Savings Program Master Trust	$1,119,206	$878,996
Participant Loans	71,015	61,805

Total Investments	1,190,221	940,801
Participant contributions receivable	1,768	—
Employer contributions receivable	678	—

Total assets	1,192,667	940,801
Liabilities
Payable to The PepsiCo 401 (k) Plan for Salaried Employees	—	(571)

Net assets reflecting all investments at fair value	1,192,667	940,230
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(905)	11,987

Net Assets Available for Benefits	$1,191,762	$952,217

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

for the year ended December 31, 2009

(dollars in thousands)

Changes to Net Assets
Investment income:
Investment income from the PepsiCo Long Term Savings Program Master Trust	$165,168
Interest from participant loans	4,177

Net investment income	169,345

Contributions:
Participants	101,762
Employer	35,249

Total contributions	137,011

Other activities:
Distributions to participants	(61,617)
Dividends paid to participants	(2,173)
Administrative expenses	(812)

Total deductions from other activities	(64,602)

Net increase in net assets before transfer to other plan	241,754
Net transfer to other plan	(2,209)

Net Increase in Net Assets	239,545
Net Assets Available for Benefits at Beginning of Year	952,217

Net Assets Available for Benefits at End of Year	$1,191,762

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 – Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible hourly employees of PepsiCo, Inc. and certain of its affiliates (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. Full-time employees and part-time hourly and/or commission employees who are paid in U.S. dollars from a U.S. payroll are eligible to participate in the Plan after completing the service requirements. Full-time employees are eligible after their first day of service and part-time employees are eligible after completing 1,000 hours within a 12-month period. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in the Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (Code). The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Code Section 401(a) and employee stock ownership plans under Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. Fidelity Management Trust Company is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. Under the Code, the maximum allowable pre-tax contribution for participants during 2009 was $16,500. However, the Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2009.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Security Plus Fund to the Fidelity Brokerage Link participant-directed account.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity Brokerage Link account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

The Company matches 50% of employee contributions up to 8% of eligible pay based on years of service. The matching Company contribution is invested in accordance with the investment elections of the employee.

The Plan has an automatic enrollment program for full-time new hires. Under the program, employees automatically make pre-tax contributions in the amount of 4% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on their age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.

Participant Accounts

Each participant account is credited with participant contributions, as well as allocations of the matching Company contributions, fund earnings or losses and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions and associated fund earnings or losses after three years of service. Accumulated forfeitures totaled $2,428,627 in 2009 and $2,027,372 in 2008; of these amounts, $929,964 was forfeited during 2009 and $725,837 during 2008. These amounts may be used to reduce future Company contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from The Quaker 401(k) Plan for Hourly Employees (a predecessor plan) are allowed to maintain the third loan until it is paid off. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. The Company pays the maintenance fee for outstanding loans for participants from The Quaker 401(k) Plan for Hourly Employees. There were 17,895 loans outstanding at December 31, 2009 with interest rates ranging from 4.3%-10.5% and with maturities through 2025. There were 15,398 loans outstanding at December 31, 2008 with interest rates ranging from 5.0%-10.5% and with maturities through 2024.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made for an account balance of $1,000 or less, the account will be distributed automatically.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by Alliance Bernstein, the investment manager, and are then adjusted to contract value in determining net assets available for benefits.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Refer to Note 3 for disclosures about contract value and Note 4 for disclosures about fair value measurements.

Tabular dollars are in thousands. Certain reclassifications were made to prior years’ amounts to conform to the 2009 presentation.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Program Master Trust (PepsiCo Master Trust) which holds investments in various funds and fully benefit-responsive investment contracts. These investments are valued at fair value.

Refer to Note 4 for disclosures about fair value measurements.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan”, distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2009 and 2008, there were no such differences.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued.

Note 3 – Plan Interest in Master Trust

The Plan’s investments are combined with the investments of the PepsiCo 401(k) Plan for Salaried Employees in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 33% at December 31, 2009 and 32% at December 31, 2008.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

PepsiCo Master Trust

	December 31, 2009	December 31, 2008
Investments, at fair value:
Cash and cash equivalents	$125,460	$127,701
PepsiCo common stock	934,991	859,040
PepsiCo preferred stock	73,485	72,368
Common and preferred stock	65,619	43,062
Mutual funds	951,218	841,845
Government securities	408	324
Corporate bonds	365	158
Stable value fund	507,665	458,575
Commingled trust funds (indexed funds)	729,871	338,801
Other investments	1,311	429

	3,390,393	2,742,303
Interest and dividends receivable	6,679	6,766
Net liability for unsettled investment activity	(6,268)	(5,839)

Net assets	$3,390,804	$2,743,230

	Year ended December 31, 2009
Investment income:
Net appreciation in fair value investments:
PepsiCo common stock	$ 92,956
PepsiCo preferred stock	7,413
Common and preferred stock	17,042
Mutual funds	237,384
Corporate bonds	45
Commingled trust funds (indexed funds)	113,054
Other investments	194

	468,088
Interest and dividends	64,642

Net investment income	$532,730

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

The PepsiCo Master Trust holds investments in the Security Plus Fund, which is a stable value fund that consists of a wrapped bond portfolio. The majority of the portfolio is made up of government, corporate, mortgage-backed and asset-backed securities. The wrapper contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.

The fully benefit-responsive investment contracts are issued by two investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating the fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they provide that the participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $505,168,510 as of December 31, 2009 and $492,469,842 as of December 31, 2008.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 3.5% for 2009 and 6.2% for 2008. The average crediting interest rates were 3.5% for 2009 and 4.5% for 2008. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Refer to Note 4 for disclosures about fair value measurements.

Note 4 – Fair Value Measurements

The Financial Accounting Standards Board’s guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

•

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting assumptions about the inputs used in pricing the asset or liability.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Investments measured at fair value are categorized as follows:

	Fair Value as of December 31, 2009
	Level 1			Level 2			Level 3			Total
PepsiCo Master Trust Assets
Equity securities:
PepsiCo common stock (a)	$934,991			$—			$ —			$934,991
PepsiCo preferred stock (b)	—			73,485			—			73,485
Participant-directed brokerage (a)	65,619			—			—			65,619
Fixed income securities:
Stable value fund	11,709			493,846	(c	)	2,110	(d	)	507,665
Participant-directed brokerage (c)	—			773			—			773
Mutual funds:
U.S. equity (a)	465,145			—			—			465,145
International equity (a)	198,203			—			—			198,203
Fixed income (a)	227,711			—			—			227,711
Participant-directed brokerage (a)	60,159			—			—			60,159
Commingled trust funds:
U.S. equity (c)	—			425,332			—			425,332
Target date (c)	—			304,539			—			304,539
Other:
Cash and cash equivalents	125,460			—			—			125,460
Participant-directed brokerage	527	(a	)	10	(c	)	774	(e	)	1,311

Total PepsiCo Master Trust Assets	$2,089,524			$1,297,985			$2,884			$3,390,393

Plan Assets
Participant loans (f)	$—			$—			$71,015			$71,015

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Investments measured at fair value are categorized as follows:

	Fair Value as of December 31, 2008
	Level 1	Level 2			Level 3			Total
PepsiCo Master Trust Assets
Equity securities:
PepsiCo common stock (a)	$859,040	$—			$—			$859,040
PepsiCo preferred stock (b)	—	72,368			—			72,368
Participant-directed brokerage (a)	43,062	—			—			43,062
Fixed income securities:
Stable value fund	26,287	415,400	(c	)	16,888	(d	)	458,575
Participant-directed brokerage (c)	—	482			—			482
Mutual funds:
U.S. equity (a)	307,395	—			—			307,395
International equity (a)	139,489	—			—			139,489
Fixed income (a)	170,485	—			—			170,485
Target date (a)	177,503	—			—			177,503
Participant-directed brokerage (a)	46,973	—			—			46,973
Commingled trust funds:
U.S. equity (c)	—	338,801			—			338,801
Other:
Cash and cash equivalents	127,701	—			—			127,701
Participant-directed brokerage (e)	—	—			429			429

Total PepsiCo Master Trust Assets	$1,897,935	$827,051			$17,317			$2,742,303

Plan Assets
Participant loans (f)	$—	$—			$61,805			$61,805

(a)	Based on quoted market prices in active markets.
(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.
(c)	Based on the fair value of the underlying investments using quoted prices in active markets.
(d)	Based on the fair value of the underlying investments as determined by the investment manager using broker/dealer-quoted security prices and the replacement cost of wrapper contracts.
(e)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.
(f)	Based on amortized cost which approximates fair value using a discounted cash flow model.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

A summary of changes in the fair value of Level 3 participant loans for the year ended December 31, 2009 is as follows:

Participant loans
January 1, 2009	$61,805
Loan issuances, repayments and defaults (net)	9,210

December 31, 2009	$71,015

Note 5 – Net Transfer to Other Plan

Certain participants transferred assets out of the Plan to another Company-sponsored qualified plan as follows:

Year ended December 31, 2009
Net assets transferred to The PepsiCo 401(k) Plan for Salaried Employees	$2,209

Note 6 – Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the net asset value of their accounts.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Note 7 – Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 33% and 37% of the Plan’s net assets were invested in the common and preferred stock of the Company at December 31, 2009 and 2008, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 8 – Tax Status

During 2008, the Company identified potential administrative errors which it voluntarily submitted to the Internal Revenue Service (IRS) for review. As of the date hereof, the Company has not received a response from the IRS with respect to the information submitted.

The Plan’s latest favorable determination letter, received from the IRS, is dated February 14, 2005. Although the Plan has been amended since receiving the determination letter, the PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

Note 9 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $934,991,094 and $859,040,010 at December 31, 2009 and 2008, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $73,484,811 and $72,367,565 at December 31, 2009 and 2008, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Notes to Financial Statements

December 31, 2009 and 2008

Note 10 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2009 and 2008, and for the year ended December 31, 2009:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$1,191,762	$952,217

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	905	(11,987)

Net assets available for benefits per Form 5500	$1,192,667	$940,230

	Year ended December 31, 2009
Net increase in net assets before transfer to other plan per the financial statements	$241,754
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	905
Prior year	11,987

Net income per Form 5500	$254,646

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2009

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*Participant Loans	Participant loan fund (17,895 loans outstanding with interest rates ranging from 4.3%-10.5% representing prime plus one)	$—	$71,015

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2010	THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

/s/ Peter A. Bridgman
Peter A. Bridgman
Senior Vice President and Controller and
Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR HOURLY EMPLOYEES

December 31, 2009 and 2008

Index to Exhibit

EXHIBIT NUMBER

23.1	KPMG Consent of Independent Registered Public Accounting Firm